UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2013

Commission File Number: 333-158336

Tiger Media, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

K-Wah Center #38-03 1010 Middle Huaihai Road, Shanghai, China 200031
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On June 17, 2013, Tiger Media Yaoyang, a wholly-owned subsidiary of Tiger Media,
Inc. (the “Company”), the Company and Symbol Media Corporation (“Symbol Media”)
entered into an Asset Purchase Agreement whereby the Company acquired eight key lease contracts from Symbol Media which will allow the Company to take 100%
control of the eight key Shanghai shopping center locations.  Consideration for the transaction was US$2.2 million which will be paid through the issuance of
2.05 million Tiger Media ordinary shares to Symbol Media.  The number of shares issued by the Company was determined by dividing US$2.2 million by $1.072, the
30-day closing average of the Company’s ordinary shares on the NYSE MKT prior to the closing.

The Company and Symbol Media had originally entered into a joint venture arrangement for the Luxury Mall LCD media business, with Tiger Media owning 51%
and Symbol Media owning 49% of the venture. Given the rapid deployment of these screens and the importance of this growing network to the Company’s business objectives of seeking larger advertising contracts with a greater number of advertisers, the Company determined to consolidate cash flow and phase out the joint venture arrangement, with the Company acquiring these assets outright.
Symbol Media is majority owned and controlled by Stephen Zhu, the Chief
Operating Officer of China Operations for a Company subsidiary with a minority interest held by Peter Tan, the Company’s CEO and a member of the Company’s
Board of Directors.

Forward-Looking Statements

Any statements contained in this report that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, whether selling additional LCD screens will result in larger advertising contracts with a greater number of advertisers; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

See Exhibit 99.1 related to a Press Release dated June 19, 2013.

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: 06/19/2013	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release Dated June 19, 2013